SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File No.:0-92402

                           NOTIFICACTION OF LATE FILING

(Check  One):  [ ] Form  10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
               [ ] Form N-SAR

                      For Period Ended: June 30, 2000


[  ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [   ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

     For  the  Transition  Period  Ended: _____________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRATION INFORMATION

On Stage Entertainment, Inc.
_______________________________________________________________________________
Full name of registrant

_______________________________________________________________________________
Former name if applicable

4625 W. Nevso Drive
_______________________________________________________________________________
Address of principal executive office (Street and number)

Las Vegas, NV 89103
_______________________________________________________________________________
City, state and zip code
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                                     PART II
                             RULE 12b-25(b)AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The examination of the Company's consolidated financial statements by its independent accountants is taking longer than originally planned or expected. As a result, the filing of the Company's 10-Q by the prescribed due date cannot be accomplished without the incurrence of unreasonable effort and expense.


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                                  PART IV OTHER
                                   INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Pedro Perez                 (702)             253-1333
     ___________________      _____________  ____________________
            (Name)             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          On Stage Entertainment, Inc.
________________________________________________________________________________
                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2000              On Stage Entertainment, Inc.



                                   By: /s/ Pedro Perez
                                       ___________________________
                                       Pedro Perez
                                       Chief Accounting Officer

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